EXHIBIT 99.6

CONSENT OF NICOS PFEIFFER

TO BEING NAMED AS A QUALIFIED PERSON

March 27, 2024

I hereby consent to being named and identified as a “qualified person” in connection with the mineral reserve and mineral resource estimates and the property descriptions in the Annual Information Form dated March 27, 2024 (the “AIF”) and the related annual report on Form 40-F of Kinross Gold Corporation.

I also hereby consent to the incorporation by reference of the information contained in the AIF and annual report on Form 40-F, into Kinross Gold Corporation’s Registration Statements on Form S-8 (Registration Nos. 333-180822, 333-180823, 333-180824), filed on April 19, 2012, (Registration No. 333-217099) filed on April 3, 2017, and (Registration No. 333-262966) filed on February 24, 2022, and on Form F-10 (Registration No. 333-277844) filed on March 12, 2024.

Sincerely,
/s/ Nicos Pfeiffer